BENFIELD

RECEIVED

2004 SEP 22 P 2:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549

Septembe[redacted]

04045001

Re: Benfield Group Limited (File No. 82-34726)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934

Ladies and Gentlemen:

On behalf of Benfield Group Limited (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company, since May 27, 2004 (i) made or became required to make public pursuant to the laws of Bermuda; (ii) filed or became required to file with the UKLA or the LSE (and which was or will be made public thereby); or (iii) distributed or became required to distribute to its security holders:

PROCESSED
SEP 23 2004
THOMSON FINANCIAL

1. Share Allotment Minute dated June 8, 2004
2. Share Allotment Minute dated June 14, 2004
3. Share Allotment Minute dated June 16, 2004
4. Share Allotment Minute dated June 30, 2004
5. Share Allotment Minute dated July 2, 2004
6. Announcement of Disposal of 50% holding in Benfield Sports International July 5, 2004
7. Share Allotment Minute dated July 30, 2004
8. Announcement of Block Listing Interim Review August 9, 2004
9. Share Allotment Minute dated August 19, 2004
10. Announcement of Interim Results for six months to June 30, 2004 dated September 8, 2004
11. Interim Report for the six months to June 30, 2004 dated September 8,2004
12. Announcement of Directors Shareholding September 8, 2004
13. Announcement of Directors Shareholding September 8, 2004

dlw
9/23

BENFIELD

14. Share Allotment Minute dated September 8, 2004

If you should have any questions or comments, please call the undersigned at +44 (0)20 7522 3806

Very truly yours,

Paul Waters
Head of Company Secretariat

Enclosures

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Tuesday 8 June 2004
at 55 Bishopsgate London EC2N 3BD

Present:	J L P Whiter G D Chilton	
In attendance:	P C Waters	(as Secretary)

1. Share Allotment

It was reported that, under the 1998 Share Option Plan one individual has requested to exercise her options and the necessary documentation has been received.

Resolved:

That the shares be allotted as of today's date to the following individual:-

Catherine Philippa Corrie – 11,250 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Director

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Monday 14 June 2004 at 55 Bishopsgate London EC2N 3BD

Present: D J Coldman
J L P Whiter

In attendance: P C Waters (as Secretary)

1. **Share Allotment**

It was reported that, under the 2002 Incentive Plan two individuals have requested to exercise their options and the necessary documentation has been received.

Resolved:

That the shares be allotted as of today's date to the following individuals:-

Katsuya Tanimizu – 25,000 Common Shares of £0.01 each

Kevin Bogardus – 12,500 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Director

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Wednesday 16 June 2004 <u>at 55 Bishopsgate London EC2N 3BD</u>

Present:	D J Coldman J L P Whiter	
In attendance:	P C Waters	(as Secretary)

1. **Share Allotment**

It was reported that, under the 2002 Incentive Plan one individuals has requested to exercise his options and the necessary documentation has been received.

Resolved:

That the shares be allotted as of today's date to the following individual:-

Neil Mathison – 25,000 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Director

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Wednesday 30 June 2004 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	D M Walsh	(as Secretary)

1. Share Allotment

It was reported that, under the Deferred Share Unit ("DSU") plan, a total of 102,175 DSU's had vested and distributed in accordance with the Rules of the Plan upon IPO. As at 30 June 2004 these DSU's are to be distributed to the various individuals as per the attached schedule as Common Shares of £0.01 Each.

Resolved:

That the shares be allotted to the individuals detailed on the attached schedule.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

01 DSU Plans - DSU's vesting and distributing as at 30 June 2004

C	Surname	First Name	Address					No of Shares
24999	Anderson	Brian	9645 Wyoming Terrace	Bloomington	MN	55438	USA	15,625
25025	Budde	Paul	4612 Colfax Ave S	Minneapolis	MN	55409	USA	4,165
24924	Degerness	Jerome	2809 Leyland Trail	Woodbury	MN	55125	USA	4,165
15136	Dutcher	Samuel	225 San Antonio Way	Walnut Creek	CA	94598	USA	10,415
14985	Hagen	Mark	2124 Grimm Rd	Chaska	MN	55318	USA	5,205
25062	Haug	Gregory	1754 Arona	St Paul	MN	55113	USA	2,605
24948	Hepper	Janna	1865 Munster Ave	St Paul	MN	55116	USA	2,605
25105	Kilduff	Brian	1695 Filbert St Apt #1	San Francisco	CA	94123	USA	10,415
24951	Linder	Melisa	5749 Harriet Ave South	Minneapolis	MN	55419	USA	3,125
24963	McDonald	Gary	10525 Oregon Cir	Bloomington	MN	55438	USA	4,165
15335	Moline	David	9260 Arnold Ave	Inver Grove Hghts	MN	55075	USA	20,835
25142	Olson	Scott	1803 Broadway Apt 101	San Francisco	CA	94109	USA	6,875
24975	Rapoport	Andrew	1096 S. Snelling Ave	St Paul	MN	55116	USA	5,205
25193	Schwegman	Christine	4051 24th Ave S	Minneapolis	MN	55406	USA	2,605
25222	White	Charles	4718 Northrop Dr	Minneapolis	MN	55406	USA	4,165
								102,175

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Friday 2nd July 2004
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	
In attendance:	P C Waters	(as Secretary)

1. Share Allotment

It was reported that, under the 2002 Incentive Plan Mark Birrell has requested to exercise 100,000 options and the necessary documentation has been received. It was also reported under the 1998 Share Option Scheme Anthony Winckley has requested to exercise 37,500 options and the necessary documentation has been received.

Resolved:

That a total of 137,500 shares be allotted as of today's date to the following individuals:-

Mark Birrell – 100,000 Common Shares of £0.01 each

Anthony Winckley – 37,500 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Director

RNS Announcement

Benfield Sells Its 50% Holding In Benfield Sports International

5 July 2004, London, UK. Benfield Group Limited, the world's leading independent reinsurance intermediary, has today announced the sale of its 50% holding in Benfield Sports International, a sports marketing consultancy. Benfield's holding has been sold to BSI Marketing Limited, a company established by BSI's management. The sale price was not disclosed.

BSI has net assets of £1.6m.

Grahame Chilton, CEO of Benfield commented, "Benfield has enjoyed much success with BSI over the last seven years. Our decision to sell our holding in BSI is in line with our policy of focusing activities on core reinsurance operations. BSI has grown every year since its inception and owns a number of world class properties including the FIM Speedway Grand Prix Series (SGP) and the FIM Speedway World Cup (SWC). We wish the team every success for the future, as they embark on the next chapter in their development."

-ENDS-

For further information, please contact:

Benfield

David Bogg (media/investors) +44 (0) 20 7522 4016 david.bogg@benfieldgroup.com

Fiona Gibson/Peter Rigby (media)
Haggie Financial +44 (0) 20 7417 8989 fiona.gibson@haggie.co.uk

BSI

Sarah Street (media) +44 (0) 20 7578 7420 sarah@benfieldsports.com

Notes to Editors:

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include many of the world's major insurance and reinsurance companies as well as government entities and global corporations. Benfield operates from more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. www.benfieldgroup.com

Benfield Sports International is a successful sports marketing consultancy that focuses on maximising value for its clients, sponsors and rights holders. As an intermediary, BSI provides independent advice for clients on a full range of sponsorship issues ranging from strategic relevance and contact negotiation to sponsorship exploitation and maximising returns. For further information visit: www.benfieldsports.com

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Friday 30th July 2004
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	
In attendance:	P C Waters	(as Secretary)

1. Share Allotment

It was reported that, under the 2002 Incentive Plan Mark Birrell has requested to exercise 50,000 options and the necessary documentation has been received.

Resolved:

That a total of 50,000 shares be allotted as of today's date to the following individual:-

Mark Birrell – 50,000 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Director

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

1.	Name of company Benfield Group Limited	
2.	Name of scheme (1) 1998 Share Option Scheme (2) 2001 Deferred Share Unit ("DSU") Retention Plan (3) 2002 Incentive Plan	
3.	Period of return: From 11/02/2004 to 09/08/2004	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	(1) 5,060,743 (2) 2,084,360 (3) 2,854,897
5.	Number of shares issued/allotted under scheme during period:	(1) 181,750 (2) 113,930 (3) 312,500
6.	Balance under scheme not yet issued/allotted at end of period	(1) 4,878,993 (2) 1,970,430 (3) 2,542,397
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	(1) 5,060,743 (2) 2,084,360 (3) 2,854,897

Please confirm total number of shares in issue at the end of the period in order for us to update our records

The current issue capital is 243,030,688 Common shares of 1p Each

Contact for queries:	Address:
Name: Jenny Hermon	Benfield Group Ltd, 55 Bishopsgate, London EC2N 3BD.
Telephone: 0207 522 4040	

Person making return

Name: Jenny Hermon

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Thursday 19 August 2004
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	
In attendance:	P C Waters	(as Secretary)

1. **Share Allotment**

It was reported that, under the 2002 Incentive Plan Mark Birrell has requested to exercise 50,000 options and the necessary documentation has been received.

Resolved:

That a total of 50,000 shares be allotted as of today's date to the following individual:-

Mark Birrell – 50,000 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Director

Regulatory Announcement

Go to market news section

Company	Benfield Group Limited
TIDM	BFD
Headline	Interim Results
Released	07:00 08-Sep-04
Number	7176C

8 September 2004

Benfield Group Limited

INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2004

Benfield Group Limited ("Benfield"), the reinsurance intermediary, today announces interim results[1] for the ended 30 June 2004.

Financial Highlights

- Group operating revenue increased to £206.1m from £205.3m[2]. At constant rates of exchange[3] the i operating revenue was 6.9%
- Group trading result[4] increased to £97.3m from £96.0m. At constant rates of exchange the trading res increased by 12.8%. Group trading margin[5] improved to 47.2% from 46.8%
- Profit before tax increased by £60.1m to £113.1m from £53.0m. Profit before tax and exceptional items to £86.9m from £79.4m
- Basic earnings per share increased to 30.72p from 17.58p. Diluted earnings per share increased to 27 14.82p
- Interim dividend per share of 3.5p (2003: 2.0p) and a special dividend per share of 10.0p
- A further amount of up to £40m to be returned to shareholders by way of a share buy-back programme next 18 months

Divisional Highlights

- Excellent US growth driven by new business and expansion of existing accounts, with revenue up 15.2 constant rates of exchange
- International division reported 2.4% revenue growth at constant rates of exchange driven by robust exp Europe

(1) The results for the six months to 30 June 2004 reflect the adoption of new accounting standards as detailed in note 1. The resı months to 30 June 2003 have been restated accordingly.

(2) All comparatives are for the 6 months ended 30 June 2003 unless otherwise stated.

(3) Calculated by translating 2004 operating revenue and trading results at 2003 rates of exchange.

(4) Trading result comprises operating profit from continuing operations before amortisation of goodwill, depreciation of tangibl and exceptional items. A reconciliation of the trading result to the statutory format profit and loss account is shown in note 2.

(5) Trading margin represents trading result as a percentage of operating revenue.

Grahame Chilton, Chief Executive of Benfield, commented: "I am pleased to announce positive growth in oւ Whilst unfavourable foreign currency movements affected the reported result the underlying growth remains the performance of our US and European business particularly encouraging. Benfield's leading market posi cash flow and potential for further growth leave the Group well placed to deliver value to its shareholders."

John Coldman, Chairman of Benfield, commented: "Our strong trading and cash position enables us to decla dividend of 10p per share in addition to an increased interim dividend of 3.5p per share. I am also delighted tı the appointment of two additional executive directors to the Group Board. The appointments of Paul Karon a Christian recognise the significance of our US operation and Global Specialty business respectively."

	Six months to 30 June 2004 £'000	2003 £'000	Change as reported	Chan const curren
Operating revenue				
International	122,474	122,721	-0.2%	+2.
United States	80,721	78,891	+2.3%	+15.
Corporate	2,902	3,646		
Total operating revenue	206,097	205,258	+0.4%	+6.
Trading result				
International	64,226	70,485	-8.9%	-5.
United States	41,215	33,716	+22.3%	+41.
Corporate	(8,107)	(8,184)		
Total trading result	97,334	96,017	+1.4%	+12.
Trading Margin				
International	52.4%	57.4%		
United States	51.1%	42.7%		
Total trading margin	47.2%	46.8%		

Contacts:

Investors & Analysts

Julianne Jessup	Benfield	+44 (0)20 7578 7425
Robert Bailhache or Geoffrey Pelham-Lane	Financial Dynamics	+44 (0)20 7269 7200

Media

David Bogg or Alison Burgess	Benfield	+44 (0)20 7578 7000
David Haggie or Peter Rigby	Haggie Financial	+44 (0)20 7417 8989

NEWSWIRES: There will be a conference call today for wire services at 7.40am (BST) on UK dial in +44

0224 and international dial in +44 145 254 2309.

Password: 985 884#

ANALYSTS: A presentation to analysts will take place at 9.45am (BST) at Benfield, 55 Bishopsgate, Lor 3BD. The analysts' presentation is being audio webcast later in the day and can be replayed on Benfiel www.benfieldgroup.com. The presentation slides will also be available on the website.

INTERIM STATEMENT

Overview

Benfield's focus on growth and margin enhancement resulted in an improvement to the Group's trading re increased to £97.3m (H1 2003: £96.0m) in the six months ended 30 June 2004, despite more challeng conditions and the impact of US dollar depreciation.

Profit before tax increased to £113.1m (H1 2003: £53.0m), enhanced by an exceptional net gain of £26 disposal of warrants held in Montpelier Re Holdings Ltd. This gain together with cash earnings generated in t of the year, led to a significant improvement in the Group's net cash position to £89.6m after deducting gr £57.3m. This has prompted the Group to declare a special dividend of 10p per share in addition to the distrit interim dividend of 3.5p per share in line with our stated dividend policy. Furthermore, Benfield intends to u £40m of this cash in support of a programme of share buy-back over the next 18 months.

At constant rates of exchange, revenue growth for the Group was 6.9%, driven primarily by the US division an increase in operating revenue of 15.2% on this basis. Operating revenue for the International division gre at constant rates of exchange. Reported revenue growth for the Group also remains positive, despite the e US dollar, having increased by 0.4% to £206.1m (H1 2003: £205.3m). US reported revenue growth was : International reported revenue fell slightly by 0.2%.

Net operating expenses before exceptional items reduced by £1.8m to £117.3m (H1 2003: £119.1m). Ne expenses before exceptional items at constant rates of exchange increased marginally by 0.8%.

Diluted earnings per share increased to 27.57p (H1 2003:14.82p). As anticipated, after excluding amc goodwill and exceptional items, diluted earnings per share decreased by 4.44p to 22.28p, reflecting the issued share capital following the Initial Public Offering in June 2003.

The interim results, together with prior year comparatives have been reported in accordance with the am Financial Reporting Standard 5 (FRS 5). The effect of FRS 5 is to accelerate the recognition of revenues i half of the year, thereby improving the trading margin in this period to the detriment of the second half of the y

International Division

Our European business continues to grow strongly generating an approximate increase of 25% in reported part reflecting the move by customers within the region from direct reinsurers to broker markets. We are co expand our influence within Europe and recently acquired a new team to increase our presence in Germany American business benefited from consolidation within the local market achieving reported revenue growth of

Our Asia Pacific business unit revenue levels were maintained. At the start of the year we acquired Al Limited, an Australian based reinsurance broker, with a view to regaining market share in this region. We c benefit from our investment in emerging markets, with Benfield acting as the broker in the placement of th reinsurance treaty for a Chinese government agency.

facultative reinsurance in London continues to provide excellent opportunities for the Group and we ex
growth in this area throughout the remainder of the year. We also benefited from our acquisition of a controll
International Space Brokers, previously an associate investment, which compliments our existing Aerospac
business.

As anticipated market conditions for certain specialist classes of business remain difficult, with insurers gene
less coverage due to the market trend for higher retentions. Whilst maintaining market share, our Glob
business was affected by these adverse market conditions and has seen a decrease in reported
approximately 9%, approximately 6% at constant rates of exchange.

Overall, the International division experienced a small reduction in reported operating revenue of 0.2% decr
£122.7m in 2003 to £122.5m in 2004. However, adjusting for the negative impact of the US dollar reveals
growth for the division of 2.4%, calculated at constant rates of exchange.

Net operating expenses before exceptional items increased by 9.8% to £60.5m (H1 2003: £55.1m). At const
exchange net operating expenses before exceptional items increased by 10.9%. Excluding the effect o
investment in staff recruitment and incentivisation, expense levels were stable. Whilst this investment in
impacted margins in the short term, the results of the expenditure are expected to benefit trading margins in
periods.

US Division

The division made good progress in its targeted growth segments including large national account writers a
writers. New customers were gained in areas such as property catastrophe, directors and officers, a
malpractice by focusing on the creation of coverage through customised innovative solutions. Programm
provided additional growth, particularly in casualty lines, which experienced continued improvements in
conditions.

As a dedicated reinsurance broker our US division continues to provide an attractive proposition to custo
world's largest market for reinsurance. The current market and regulatory focus on the way in which brok
their business in relation to certain fee arrangements should provide further opportunities for new busine
customers increasingly value our independent approach.

Operating revenue increased 2.3% to £80.7m (H1: 2003 £78.9m) despite the depreciation of the US dollar.
rates of exchange US operating revenue increased 15.2% over the first half of 2003 predominantly due
business growth and the expansion of existing accounts, brought about by added coverage for existing cus
premium increases.

Net operating expenses before exceptional items decreased by 13.2% to £40.6m (H1 2003: £46.8m). D
reported expenses were due to the weakening of the US dollar and management of expenses as part of
focus on margin enhancement. At constant rates of exchange, net operating expenses before except
decreased by 5.1%.

The US division trading result increased by 22.3% to £41.2m (H1 2003: £33.7m) and increased by 41.6%
rates of exchange. Trading margin increased to 51.1% from 42.7%.

Corporate Division

Corporate division revenues fell from £3.6m to £2.9m following the disposal of Wildnet Group Limited in
Expense levels within this division, which mainly consist of central costs, were reduced by 5.8% to £16.2m in

Foreign Exchange

The Group's main foreign exchange exposure is to the US dollar, arising from the results of translation and
exposure from revenues denominated in that currency.

The Group enters into foreign currency contracts to manage the impact of currency risk. The Group has hedging a minimum of 50% of the expected currency exposure for the following 12 months for each of tl revenue currencies and at least 25% of forecast exposure for the following financial year. The results (subsidiaries are not actively hedged.

The Group entered into a number of foreign exchange contracts with respect to the year ended 31 Decemb rate of US$1.76 was achieved for the six months ended 30 June 2004 and the Group expects to achiev US$1.73 overall for the year ended 31 December 2004. With respect to the year ending 31 December 2005 has hedged 50% of the forecast US dollar transaction exposure at an average worst case rate of US$1.80.

Balance Sheet

At 30 June 2004 the Group's net assets (excluding goodwill) amounted to £86.4m up from £39.1m at 31 2003. The Group's net cash position stood at £89.6m at 30 June 2004 (31 December 2003: £60.8m). T gross debt at 30 June 2004 was £57.3m (31 December 2003: £56.2m).

Interim and Special Dividend

An interim dividend of 3.5p per common share is payable on 15 November 2004 to shareholders on the reg September 2004. Benfield's dividend policy is to target a payout ratio of approximately 50% of cash earn exceptional items and goodwill amortisation, with approximately a third of this paid as an interim divide remainder as a final dividend.

As a result of the Group's strong cash position, which has been further enhanced by the net exceptional gair from the sale of the Group's holding of warrants in Montpelier Re Holdings Limited, The Board has declare dividend of 10p per share. This will be payable on 15 November to shareholders on the register on 17 Septen

Share buy-back programme

In addition to the Special Dividend announced today the Group intends to set aside approximately £40m free cash to support a share buyback programme which will be implemented during the next 18 months.

To the extent that future employee lock up releases provide liquidity in Benfield shares which is not tε institutional investors, the Board may consider purchasing available shares for cancellation as part of th programme. The next employee lock-up release is December 18th 2004 and as permitted in the Company the Board is contemplating bringing forward the release date in order to avoid the need to implement a st transaction so near to the Christmas holidays. An announcement will be made if such a decision is taken.

Outlook

The insured losses projected from Hurricanes Charley and Frances are significant and should contrit maintenance of a disciplined approach to catastrophe reinsurance pricing. The reinsurance market over stable, with some softening in areas which have seen substantial rate increases coupled with good loss expe continue to see an increasing demand for non-proportional reinsurance, particularly in European markets whe is well positioned to expand its market share. Both our International and US divisions continue to benefit fror demand from both insurers and reinsurers for specialist analytical and modelling expertise combined with tr capability. We continue to invest in new teams and strategic acquisitions to enhance our ability to meet custo and to exploit growth opportunities. While the weak dollar and market conditions in some specialty lines will affect reported results, the outlook for further growth from both established and new areas of the busine positive.

We are pleased to announce that Paul Karon and Dominic Christian have been invited to join the Group Bo

professionals and we look forward to their valuable contribution at Board level.

Current trading conditions enable the Directors to anticipate that the full year results will be in line with ex Benfield's leading market position and the increasing demand for reinsurance provide a strong platform revenue growth and market enhancement.

Grahame Chilton John Coldman

Chief Executive Chairman

8 September 2004

Note to Editors:

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its custom many of the world's major insurance and reinsurance companies as well as Government entities corporations. Benfield operates from over 30 locations worldwide. The company is listed on the London Stocl under the ticker symbol BFD.

See www.benfieldgroup.com.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Unaudited results for the six months ended 30 June 2004

	Notes	**6 months to 30 June 2004 £'000**	**6 30**
Turnover	2	202,288	
Interest income		3,809	
Operating Revenue		206,097	
Net operating expenses before exceptional items		(117,271)	
Exceptional items	3	(3,235)	
Total Net Operating Expenses		(120,506)	
Other Operating Income - exceptional	3	29,492	
Operating profit before exceptional items		88,826	
Exceptional items	3	26,257	
Group Operating Profit		115,083	
Share of net operating losses of associated undertakings		(985)	
(Loss)/gain on the sale of fixed assets	3	(51)	
Other Investment Income		103	

	Notes		
Interest payable and similar charges before exceptional finance charges		(1,059)	
Exceptional finance charges	3	-	
Total interest payable and similar charges		(1,059)	
Profit on ordinary activities before taxation	2	113,091	
Tax on profit on ordinary activities	4	(40,918)	
Profit on ordinary activities after taxation		72,173	
Equity minority interests		(64)	
Profit for the financial period		72,109	
Dividends – including non-equity	5	(32,533)	
Retained profit for the financial period		39,576	
Earnings per 1p common share			
Basic	6	30.72p	
Diluted	6	27.57p	
Adjusted earnings per 1p common share excluding goodwill amortisation, exceptional items and non–operating gains and losses			
Basic	6	24.72p	
Diluted	6	22.28p	

CONSOLIDATED BALANCE SHEET

Unaudited as at 30 June 2004

	Notes	**At 30 June 2004 £'000**	**At 30 June 2003 (Restated) £'000**	**[** **(!**
Fixed Assets				
Intangible assets		152,976	166,540	
Tangible assets		16,738	20,144	
Investments in associated undertakings		451	3,245	
Other long term investments		3,091	4,996	
		173,256	194,925	

Debtors - due within one year	8	4,733,796	5,420,944	
Debtors - due after one year	8	3,210	6,431	
Investments		34,545	49,352	
Cash at bank and in hand – including fiduciary funds		366,560	264,821	
		5,138,111	5,741,548	
Current Liabilities				
Creditors - amounts falling due within one year	9	(5,029,444)	(5,625,502)	(4
Net Current Assets		108,667	116,046	
Total Assets less Current Liabilities		281,923	310,971	
Creditors – amounts falling due after more than one year	10	(32,374)	(57,132)	
Provisions for liabilities and charges	11	(10,146)	(25,627)	
Net Assets		239,403	228,212	
Capital and Reserves				
Called up share capital		2,629	2,596	
Share premium		133,697	128,325	
Other reserves		134,632	134,632	
Profit and loss account		(31,837)	(37,512)	
Total Shareholders' Funds				
Equity		197,921	186,841	
Non-equity		41,200	41,200	
		239,121	228,041	
Equity minority interest		282	171	
Capital Employed		239,403	228,212	

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Unaudited for the six months ended 30 June 2004

	6 months to 30 June 2004 £'000	6
Profit for the financial period	72,109	
Exchange adjustments offset in reserves	(936)	
Total recognised gains relating to the period	71,173	
Prior year adjustment	(2,560)	

Total gains recognised since last annual report	68,613

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

Unaudited for the six months ended 30 June 2004

	6 months to 30 June 2004 £'000	6
Profit for the financial period	72,109	
Dividends	(32,533)	
	39,576	
Other recognised gains and losses relating to the period	(936)	
Provision for deferred share units and share options	963	
Net proceeds of common shares issued for cash	-	
Common shares issued to employees	963	
Payment of partly paid common shares	-	
Amortisation of issue costs on cumulative redeemable convertible preference shares	63	
Gain/(loss) on disposal of own shares	1,153	
Net change in shareholders' funds	41,782	
Shareholders' funds as at 1 January	208,243	
Prior year adjustment	(10,904)	
Shareholders' funds as at 30 June	239,121	

CONSOLIDATED CASHFLOW STATEMENT

Unaudited for the six months ended 30 June 2004

	Notes	6 months to 30 June 2004 £'000	6
Net cash inflow from operating activities	12	89,844	

	Note	
Investment Income		103
Interest paid		(862)
Arrangement fee for new credit facilities		-
Non–equity dividends paid to shareholders		(1,210)
Net cash outflow from servicing of finance		(1,969)
Taxation		(7,299)
Capital expenditure and financial investment		
Purchase of tangible fixed assets		(3,494)
Sale of tangible fixed assets		214
Purchase of fixed asset investments		-
Sale of fixed asset investments		1,560
Sale of own shares		1,705
Net cash outflow from capital expenditure and financial investment		(15)
Acquisitions and disposals		
Purchase of subsidiary undertakings		(183)
Disposal of subsidiary undertakings		(537)
Net cash disposed of with sale of subsidiary undertaking		(2)
Disposal of associated undertakings		-
Net cash (outflow)/inflow from acquisitions		(722)
Equity dividends paid to shareholders		(13,689)
Net cash inflow before use of liquid resources and financing		66,150
Management of liquid resources		
Sale of current asset investments		41,549
Increase in short term deposits with banks		(2,074)
Net cash inflow/(outflow) from management of liquid resources		39,475
Financing		
Net proceeds from issue of common shares		-
Proceeds from share options exercised and common shares disposed of on behalf of holders		412
Increase/(decrease) in bank loans		1,951
Loan notes repaid		(134)
Net cash inflow from financing		2,229
Increase in cash (excluding fiduciary funds)		107,854
Fiduciary funds		
Movement in fiduciary debtor and creditor balances		(19,493)
Increase in cash	12	88,361
Reconciliation to net cash		
Net cash at 1 January		271,092
Increase in cash		88,361

Sale of current asset investments		(41,549)
Movement in borrowings		(1,817)
Other non-cash changes		29,342
Exchange adjustments		(3,746)
Net Cash at 30 June	12	343,757

NOTES TO THE INTERIM REPORT

For the six months ended 30 June 2004

1. Basis of accounting

The unaudited results for the six months ended 30 June 2004 have been prepared under the historical cost conve accordance with the accounting policies described in the Group's 2003 Annual Report and Accounts with the exce adoption of Urgent Issues Task Force abstract 38 and abstract 17 (revised).

The financial information for the year ended 31 December 2003 included in this interim report has been extracted from Annual Report and Accounts. Copies of these accounts, upon which the auditors have given an unqualified report, can from the Company Secretary at 55 Bishopsgate, London, EC2N 3BD.

Change in accounting policy

The Group adopted Urgent Issues Task Force abstract 38 ("UITF 38") and abstract 17 (revised) ("UITF 17") during the 6 June 2004, which requires the presentation of the Group's investment in own shares held within the ESOP trusts to b These shares, in accordance with this abstract, have been deducted from shareholder funds whereas previousl recognised as an asset. In addition, the profit and loss charge for shares and share options awarded by ESOP trusts t has been revised to reflect the share price at the date of the awards rather than the average cost price of the shares losses from disposal of shares held by ESOP trusts have been removed from the profit and loss account and transferred The comparative period has been restated accordingly.

During the second half of 2003 the Group adopted Amendment to Financial Reporting Standard 5, 'Reporting the S Transactions' ("FRS 5 Application Note G"). The effect of the adoption was to accelerate revenue on fixed or minim instalments to the point when placement services are substantially completed. Previously such revenues were recog instalment premiums were billed. To the extent that future revenues from existing policies are not expected to mee fulfilling future contractual obligations arising in respect of such placements, a proportion of placement revenue Previously, no such deferral was made. The comparative period to 30 June 2003 included within this interim report has b accordingly.

The impact on the six months to 30 June 2004 and the comparative periods from the adoption of UITF 38, UITF 17 Application Note G is summarised below:

	Prior accounting basis £000	Adoption of UITF 38 and UITF 17 £000	Adoption of FRS 5 Application Note G £000	ac
Six months ended 30 June 2004				
Operating revenue	154,137	-	51,960	
Total net operating expenses	(120,506)	-	-	(
Group operating profit	63,123	-	51,960	
Other investment income	1,256	(1,153)	-	

Profit on ordinary activities before taxation	62,284	(1,153)	51,960	
Taxation	(23,981)	-	(16,937)	
Retained profit for the financial period	5,706	(1,153)	35,023	
Fixed assets – Investment in own shares	10,353	(10,353)	-	
Debtors – due within one year	2,865,869	-	1,867,927	4
Creditors – due within one year	(3,200,883)	-	(1,828,561)	(5,
Total Shareholders' Funds	210,108	(10,353)	39,366	
Year ended 31 December 2003				
Fixed assets – Investment in own shares	10,904	(10,904)	-	
Debtors – due within one year	3,294,858	-	494,590	3
Creditors – due within one year	(3,562,606)	-	(490,247)	(4,
Total Shareholders' Funds	203,900	(10,904)	4,343	

	Prior accounting basis £000	Adoption of UITF 38 and UITF 17 £000	Adoption of FRS 5 Application Note G £000	acc
Six months ended 30 June 2003				
Operating revenue	153,679	-	51,579	
Total net operating expenses	(145,340)	(150)	-	(
Group operating profit	14,289	(150)	51,579	
Profit on ordinary activities before taxation	1,522	(150)	51,579	
Taxation	(5,550)	-	(17,340)	
Retained (loss)/profit for the financial period	(7,736)	(150)	34,239	
Fixed assets – Investment in own shares	11,354	(11,354)	-	
Debtors – due within one year	3,533,689	-	1,887,255	5
Creditors – due within one year	(3,777,445)	-	(1,848,057)	(5,
Total Shareholders' Funds	200,197	(11,354)	39,198	

2. Segmental information

Analysis by originating office location:

	Turnover	Operating profit before exceptionals	Operating exceptionals	Share of associates	Non-operating exceptionals
	2004	2004	2004	2004	2004

	£'000	£'000	£'000	£'000	£'000
Geographical analysis					
United Kingdom	115,198	46,872	26,469	(985)	(79)
North America	71,509	34,645	(212)	-	11
Continental Europe	7,651	4,929	-	-	16
Other	7,930	2,380	-	-	1
	202,288	88,826	26,257	(985)	(51)
Investment income					
Interest payable and similar items					
Profit on ordinary activities before taxation					

	2003	2003	2003	2003	2003
	(Restated)	(Restated)			
	£'000	£'000	£'000	£'000	£'000
Geographical analysis					
United Kingdom	116,677	48,766	(18,415)	(1,352)	52
North America	71,111	30,483	(1,577)	(256)	(15)
Continental Europe	6,475	3,244	(484)	-	-
Other	7,357	3,702	(1)	-	(1)
	201,620	86,195	(20,477)	(1,608)	36
Investment income					
Interest payable and similar items					
Profit on ordinary activities before taxation					

Operating segments

The analysis of operating revenue and trading result by operating segment set out below is different from the analysis prc which has been produced in accordance with the requirements of Statement of Standard Accounting Practice 25, Reporting'. Trading result is a non-statutory measure and comprises operating profit from continuing operations before ar goodwill, depreciation of tangible fixed assets and exceptional items. This measure and the analysis by operating : presented by way of additional information which conforms more closely to the manner in which the Group operates its t assesses its financial performance.

Trading result

	6 months to 30 June 2004	**6**
	£'000	
International		
Operating revenue	122,474	
Operating profit before exceptionals	61,993	

Trading result	64,226	
United States		
Operating revenue	80,721	
Operating profit before exceptionals	40,088	
Depreciation	1,127	
Trading result	41,215	
Corporate		
Operating revenue	2,902	
Operating loss before exceptionals	(13,255)	
Depreciation	611	
Amortisation	4,537	
Trading result	(8,107)	
Total		
Operating revenue	206,097	
Operating profit before exceptionals	88,826	
Depreciation	3,971	
Amortisation	4,537	
Trading result	97,334	

3. **Exceptional items**

	6 months to 30 June 2004 £'000	**6**
Operating Income		
Disposal of current asset investments	29,492	
Operating expenses		
Granting of awards under the 2002 Incentive Plan	-	
Awards granted as part of acquisitions	(212)	
Professional fees	-	
Bonus paid to employees	(3,023)	
	(3,235)	
Non-operating		
Gain on disposal of fixed assets	28	
Gain on disposal of investments	1,062	
Loss on disposal of subsidiary	(1,141)	
	(51)	

Gain on sale of current asset investments

In January 2004 the Group sold its entire holding of shares in BRiT Insurance Holdings PLC, resulting in an operatinç gain of £387,000. In February 2004 the Group sold its entire holding of Montpelier Re Holdings Limited warrants re operating exceptional gain of £29,105,000. In June 2003 the Group sold 947,479 shares in Montpelier Re Holdings Limi in an operating exceptional gain of £5,950,000.

Granting of awards under the 2002 Incentive Plan

In March 2003 share based awards were made under the 2002 Incentive Plan to certain key employees of the Group services provided prior to the Company's Initial Public Offering. No previous awards had been made under the 2002 in and it is not intended that any further awards will be made under this Plan. The cost of awards granted at less than the the underlying common shares has been recognised in full in the profit and loss account at the date of grant as they r services and no performance criteria (other than continued employment with the Group) are attached to those awards.

Awards granted as part of acquisitions

On the acquisition of E W Blanch Holdings Inc. in May 2001 the Group provided share based awards to certain key e which the cost is being spread over a 17 to 29 month vesting period from the date of award, resulting in a charge of £ £1,817,000 for the periods ended 30 June 2004 and 30 June 2003 respectively.

Professional fees

Professional fees of £2,178,000 related to the Company's Initial Public Offering in 2003 were charged to the profit and los the six months to 30 June 2003.

Bonus paid to employees

In connection with the gain on disposal of the Group's holding of warrants in Montpelier Re Holdings Limited a one off boı to employees. This resulted in a charge of £3,023,000 in the six months to June 2004.

Gain on disposal of investments

In March 2003 the Group sold 200,000 ordinary shares in Equity Partnership Limited and sold 10,618,850 shares in Insurance Holdings Limited resulting in non-operating exceptional gains of £998,000 and £64,000 respectively.

Loss on disposal of subsidiary

In April 2004 the Group disposed of its interest in Wildnet Group Limited, a wholly owned subsidiary, resulting in a non o of £1,141,000.

Exceptional finance charges

In May 2003 on completion and delivery of proceeds of the Company's Initial Public Offering, the Group entered into facilities agreement. At the same date, the Group's previous credit facilities were cancelled and repaid. Proceeds frc Public Offering, and funds available from the new credit facilities, were used to repay the outstanding borrowings under t facilities. On cancellation, charges were incurred in the write off of prepaid facility arrangement fees and termination collar interest rate derivative contracts which related to the cancelled facilities.

4. Taxation on profit on ordinary activities

	6 months to 30 June 2004	6

	£'000	
UK corporation tax		
Current tax on income for the period	22,778	
Deferred taxation	322	
Foreign tax		
Current tax on income for the period	10,866	
Deferred taxation	6,794	
Tax on share of net operating losses of associates		
Current tax on income for the period	158	
	40,918	
Taxation on profit before exceptional items	33,080	
Taxation on exceptional items	7,838	
	40,918	

5. Dividends

	6 months to 30 June 2004 £'000	6
Equity		
Interim payable – common shares of 1p	8,107	
Special dividend payable – common shares of 1p	23,163	
Non-equity		
Payable – cumulative redeemable convertible preference shares of 1p	1,200	
Amortisation of issue costs	63	
Reversal of accrued charge (see note below)	-	
	32,533	

The interim dividend of 3.5p per share (2003: 2p) and special dividend of 10p per share (2003: nil) are payable in Noven shareholders who were registered at the close of business on 17 September 2004.

Dividends amounting to £343,000 for the six months ended 30 June 2004 (2003: £55,000) in respect of the Compar shares held by employee share trusts have been deducted in arising at the aggregate of dividends proposed.

The amount accrued in prior periods in respect of the dividend on the cumulative redeemable convertible preference adjusted in 2003 to reflect the fixed future dividend rate of 6% per annum, which resulted from the Initial Public Offering i Kingdom.

6. Earnings Per Share

Basic earnings per share is calculated by dividing the earnings attributable to common shareholders by the weighted ave of common shares in issue during the period, excluding those held in the employee share trusts which are treated as canc

For diluted earnings per share, the weighted average number of common shares in issue, excluding those held in tl share trusts, is adjusted to assume conversion of all dilutive potential common shares. The Company has had the fol

(i) cumulative redeemable convertible preference shares;

(ii) those share options granted to employees where the exercise price is less than the estimated fair value of the common shares during the relevant period; and

(iii) deferred share units.

Supplementary basic and diluted earnings per share have been calculated to exclude the effect of exceptional items, n gains and losses and goodwill amortisation. The adjusted numbers have been provided in order that the effects of these reported earnings can be fully appreciated.

	6 months to 30 June 2004			6 months to 30 June	
	Earnings £'000	Weighted average number of shares	Pence Per share	Earnings (Restated) £'000	Weighte averag number o share:
Unadjusted earnings per share					
Basic earnings per share					
Profit attributable to shareholders	72,109			30,072	
Less preference dividends	(1,263)			(388)	
Earnings attributable to common shareholders	70,846	230,642,839	30.72	29,684	168,876,03
Effect of dilutive securities:					
Share options		11,450,685	(1.45)		11,145,66
Deferred share units		3,474,469	(0.42)		4,911,81
Cumulative redeemable convertible preference shares	1,263	16,000,000	(1.28)	388	18,005,47
Diluted earnings per share	72,109	261,567,993	27.57	30,072	202,938,98
Adjusted earnings per share					
Basic earnings per share	70,846	230,642,839	30.72	29,684	168,876,03
Exceptional items	(26,206)		(11.36)	26,491	
Amortisation	4,537		1.96	4,768	
Tax on exceptional items and amortisation	7,838		3.40	(7,113)	
Basic earnings per share excluding exceptional items and amortisation	57,015	230,642,839	24.72	53,830	168,876,03
Diluted earnings per share	72,109	261,567,993	27.57	30,072	202,938,98
Exceptional items	(26,206)		(10.02)	26,491	
Amortisation	4,537		1.73	4,768	
Tax on exceptional items and amortisation	7,838		3.00	(7,113)	
Diluted earnings per share excluding exceptional items	58,278	261,567,993	22.28	54,218	202,938,98

7. Net fiduciary assets

The following fiduciary assets and liabilities held by the Group have been included in net current assets:

	At 30 June 2004 £'000	At 30 June 2003 (Restated) £'000
Insurance broking debtors	4,708,804	5,366,230
Fiduciary investments	27,656	41,061
Fiduciary cash and deposits	227,538	198,958
Insurance broking creditors	(4,886,412)	(5,526,799)
Net fiduciary assets	77,586	79,450

Included within fiduciary cash and deposits are amounts which are available to the Group for general corporate £7,902,000, £16,403,000, and £48,543,000 at 30 June 2004, 30 June 2003 and 31 December 2003 respectively.

8. Debtors

	At 30 June 2004 £'000	At 30 June 2003 (Restated) £'000
Due within one year		
Insurance broking debtors	4,708,804	5,366,230
Amounts owed by associated undertakings	1,572	605
Taxation recoverable	27	6,293
Deferred taxation	2,669	600
Other debtors	13,416	38,811
Prepayments and accrued income	7,308	8,405
	4,733,796	5,420,944
Due after one year		
Deferred taxation	3,210	6,431
Other debtors	-	-
	3,210	6,431
	4,737,006	5,427,375

9. Creditors – amounts falling due within one year

	At 30 June 2004 £'000	At 30 June 2003 (Restated) £'000

Bank and other borrowings	30,124	19,453
Loan notes	-	334
Insurance broking creditors	4,886,412	5,526,799
Corporation tax	41,933	18,050
Deferred Taxation	-	9,304
Social security payable	3,313	12,669
Other creditors and accruals	34,905	33,932
Dividends accrued and proposed	32,757	4,961
	5,029,444	5,625,502

10. Creditors – amounts falling due after more than one year

	At 30 June 2004 £'000	At 30 June 2003 £'000
Bank and other borrowings	27,225	56,066
Loan notes	-	200
Deferred Taxation	3,934	-
Other creditors and accruals	1,215	866
	32,374	57,132

11. Provisions for liabilities and charges

	Vacant properties £'000	Litigation and disputes £'000	Other £'000
At 1 January 2004	3,312	6,702	1,485
Exchange adjustments	(21)	(38)	-
Charged/(released) to the profit and loss account	169	(986)	1,324
Utilised in the period	(677)	(1,124)	-
At 30 June 2004	2,783	4,554	2,809

12. Cash Flow

(a) Cash flow from operating activities

Reconciliation of operating profit to net cash inflow from operating activities:

	6 months to 30 June 2004 £'000	6

Continuing operations

Operating profit	115,083
Amortisation of intangible assets	4,537
Depreciation of tangible fixed assets	3,971
Gain on sale of current asset investments	(29,492)
Cost of shares gifted during the period	-
Cost of share options issued	1,447
Decrease in debtors excluding fiduciary balances	1,771
Decrease in creditors excluding fiduciary balances	(9,509)
Decrease in provisions for liabilities and charges	(2,575)
Exchange translation differences	4,611
Net cash inflow from operating activities	89,844

(b) Reconciliation of movements in net cash

	At 1 January 2004 £'000	Cash flow £'000	Other non-cash changes £'000	Exchange movements £'000
Cash at bank and in hand	280,584	90,435	-	(4,459)
Deposits classified as liquid assets	(9,128)	(2,074)	-	139
	271,456	88,361	-	(4,320)
Debt due after more than 1 year				
- bank loans	37,595	-	(13,600)	3,230
Debt due within 1 year				
- bank loans	18,507	1,951	13,750	(4,084)
- loan notes	134	(134)	-	-
	18,641	1,817	13,750	(4,084)
	56,236	1,817	150	(854)
Liquid resources	55,872	(39,475)	29,492	(280)
Net cash including fiduciary funds	271,092	47,069	29,342	(3,746)

(c) Movement in borrowings

	6 months to 30 June 2004 £'000	6
Debt due within 1 year:		
Bank borrowings and loan notes	1,951	
Repayment of part of borrowings	(134)	
Debt due after 1 year:		

Repayment of part of borrowings	-
Decrease in borrowings	1,817
Arrangement costs of bank loans	-
Cash inflow/(outflow)	1,817

13. Contingent liabilities

The Group's 2003 Annual Report and Accounts disclosed details of two contingent liabilities, one relating to potential ta: connection with a Funded Unapproved Retirement Benefit Scheme ("FURBS") and the other relating to arbitration pro which the Group is not a party) including a former client of E W Blanch Holdings Inc., Superior National Insurance Compa

In relation to the FURBS matter, having taken professional advice, the Directors do not consider that this will result in liability to the Group. In relation to the Superior National matter, the Group could be pursued for return of reinsurance bro to $16m or for damages in connection with an errors and omissions claim, but no claims or threats of claims against an the Group have been made to date.

There has been no significant change in the status of these contingencies between the Group's 2003 Annual Report and , and these interim financial statements.

Introduction

We have been instructed by the company to review the financial information which comprises the profit and loss account, sheet, the cashflow statement, the statement of total recognised gains and losses and the related notes. We have re information contained in the interim report and considered whether it contains any apparent misstatements or material inc with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been appr Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Finan Authority which require that the accounting policies and presentation applied to the interim figures should be consistei applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Boa the United Kingdom. A review consists principally of making enquiries of group management and applying analytical p the financial information and underlying financial data and, based thereon, assessing whether the accounting presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tes and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in acc United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producin accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial in presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London
8 September 2004

Notes:

(a) The maintenance and integrity of Benfield Group Limited's website is the responsibility of the Directors; the work carri auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ fro in other jurisdictions.

END

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Benfield Group Limited

2. Name of director

Dominic Gerard Christian

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

n/a

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Dominic Gerard Christian – 533,494 shares
Greenwood Nominees Ltd acct 101539 (as Trustees of the Share Match Plan) - 1,906 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

n/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

n/a

7. Number of shares / amount of stock acquired

n/a

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Common Shares of £0.01 Each

12. Price per share

n/a

13. Date of transaction

n/a

14. Date company informed

n/a

15. Total holding following this notification

Dominic Gerard Christian – 535,400 shares

16. Total percentage holding of issued class following this notification

0.22%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

i) 24/01/2002
ii) 12/06/2003
iii) 23/04/2004
iv) 27/04/2004

18. Period during which or date on which exercisable

i) From 01/05/2004 to 23/01/2012
ii) From 12/06/2004 to 11/06/2014
iii) From 30/09/2006 and 23/04/2007
iv) From 27/04/2005 26/04/2015

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved: class, number

Common Shares of 1p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

i) £2.20
ii) £0.01
iii) Nil
iv) £0.01

22. Total number of shares or debentures over which options held following this notification

i) 250,000
ii) 500,000
iii) 1,906
iv) 250,000

23. Any additional information

24. Name of contact and telephone number for queries

Jenny Hermon. Telephone:- 0207 578 7000

25. Name and signature of authorised company official responsible for making this notification

Paul Waters

Date of Notification

8 September 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Benfield Group Limited

2. Name of director

Paul Karon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul Karon

- Paul Karon – 3,214,595 shares
- Paul and Sarah Karon Family Limited Partnership – 505,000 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

n/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

n/a

7. Number of shares / amount of stock acquired

n/a

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Common Shares of £0.01 Each

12. Price per share

n/a

13. Date of transaction

n/a

14. Date company informed

n/a

15. Total holding following this notification

Paul Karon

- Paul Karon – 3,214,595 shares
- Paul and Sarah Karon Family Limited Partnership – 505,000 shares

16. Total percentage holding of issued class following this notification

1.53%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Wednesday 8th September 2004 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	
In attendance:	P C Waters	(as Secretary)

1. **Share Allotment**

It was reported that, under the 2002 Incentive Plan Mark Birrell has requested to exercise 50,000 options and the necessary documentation has been received.

Resolved:

That a total of 50,000 shares be allotted as of today's date to the following individual:-

Mark Birrell – 50,000 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....

Director